Exhibit 5

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2V6

October 29, 2003	TSX-V Symbol: UVI

UNILENS COMPLETES RESTRUCTURING OF DEBT

LARGO, Fl., October 29, 2003 – Unilens Vision Inc. (the “Company”) and its wholly owned operating subsidiary Unilens Corp., USA today announced the modification of a 1993 loan agreement between the Company and an affiliated party, UNIINVEST Holding AG, (formally known as EBC Zurich AG).

As a result of the modification, the Company exchanged a $450,000 term note currently due in full for a new term note in the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004, with interest on the unpaid balance at the rate of prime plus 3%. All other terms and conditions of the original contract remain unchanged.

“The new agreement is a milestone event, which completes the restructuring of the Companies debt and provides Unilens with the Working Capital necessary to further advance our Business Plan,” said A.W. Vitale, Chairman and Chief Executive Officer. “Unilens will focus on bringing innovative new specialty lens products to market and aggressively promoting our successful C-Vue brand of products. The C-Vue product line has proven a major contributor to our improving operating results.”

The C-Vue brand of products are based on a unique patented design, and is distributed as (i) the C-Vue™, a blister packed box of six lenses sold for frequent replacement, (ii) the C-Vue GP™, a Gas Permeable lens, (iii) the C-Vue55™, a custom lathed soft lens manufactured out of a higher water content material.

Established in 1989, Unilens Vision Inc, through its wholly owned subsidiary Unilens Corp., USA, manufactures, distributes, and markets specialty contact lenses under the C•Vue, Unilens, Sof-Form, and Lombart brands. Additional information about the company may be found on the Unilens Worldwide Web site at www.unilens.com.

The information contained in this news release, other than historical information, consists of forward looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.

For more information please contact:

Unilens Corp., USA, Largo FL. - (727) 544-2531

Michael Pecora, Chief Financial Officer

michael.pecora@unilens.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.